October 17, 2012

To :

Alberta Securities Commission

Autorite des marches financiers (Quebec)

British Columbia Securities Commission

SUBJECT: CLIFTON STAR RESOURCES (THE "CORPORATION") — NOTICE OF CHANGE OF AUDITOR

Dear Sir or Madam,

We have read the statements made by the Corporation in the copy of the Notice of Change of Auditor dated October 16, 2012, which we understand will be filed pursuant to Section 4.11 of National instrument 51-102.

We agree with the statements in the Notice of Change of Auditor dated October 16, 2012 except that we have no basis to agree or disagree with the following statement:

"There have been no reportable events (as such term is defined in Regulation 51-102) (including disagreements, unresolved issues and consultations) in connection with the audits of the two most recent financial years ended June 30, 2011 and June 30, 2012 and with any subsequent period to date."

Yours very truly,

Membre de / Member of Deloitte Touche Tohmatsu Limited